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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                            WANG LABORATORIES, INC.
                           (NAME OF SUBJECT COMPANY)

                            WANG LABORATORIES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                            ------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                    (AND CERTAIN SECURITIES CONVERTIBLE INTO
                        OR EXERCISABLE FOR COMMON STOCK)
                         (TITLE OF CLASS OF SECURITIES)

                                  93369N 10 9
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                             ALBERT A. NOTINI, ESQ.
                            EXECUTIVE VICE PRESIDENT
                            WANG LABORATORIES, INC.
                                290 CONCORD ROAD
                         BILLERICA, MASSACHUSETTS 01821
                                 (978) 625-5000
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS ON
                   BEHALF OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                WITH A COPY TO:
                            DAVID T. BREWSTER, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               ONE BEACON STREET
                          BOSTON, MASSACHUSETTS 02108
                                 (617) 573-4800

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

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Wang Laboratories, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 290 Concord Road, Billerica, Massachusetts 01821. The titles of the classes of equity securities to which this Statement relates are (1) the Common Stock, par value $0.01 per share, of the Company, including the Series C Junior Participating Preferred Stock issued pursuant to the Rights Agreement dated as of April 22, 1998, between the Company and American Stock Transfer and Trust Company, as Rights Agent (together, the "Common Stock"); (2) the depositary shares (the "Depositary Shares"), in each case representing 1/20th of a share of Series B Cumulative Convertible Preferred Stock, par value $0.01 per share, of the Company (the "Series B Preferred Stock"); (3) the Series B Preferred Stock; (4) the warrants issued by the Company pursuant to the Common Stock Purchase Warrant Agreement dated as of October 29, 1993, between the Company and American Stock Transfer and Trust Company, as Warrant Agent (the "Common Stock Purchase Warrants"); (5) the Series A Cumulative Convertible Preferred Stock, par value $0.01 per share, of the Company (the "Series A Preferred Stock"); and (6) the Warrant issued by the Company to Microsoft Corporation pursuant to the common stock purchase warrant dated February 27, 1998 (the "Special Common Stock Warrant" and together with the Common Stock, the Depositary Shares, the Series B Preferred Stock, the Common Stock Purchase Warrants and the Series A Preferred Stock, the "Offer Securities").

ITEM 2.  TENDER OFFER OF THE PURCHASER.

     This Statement relates to the tender offer by a Delaware corporation, Getronics Acquisition, Inc. (the "Purchaser") disclosed in a Tender Offer Statement on Schedule 14D-1 dated May 10, 1999 (the "Schedule 14D-1"), to purchase all of the outstanding Offer Securities at the amounts per share or warrant set forth below, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 10, 1999 (the "Offer to Purchase"), and the related Letters of Transmittal (which together constitute the "Offer").

                                                              OFFER PRICE PER
                      OFFER SECURITIES                        OFFER SECURITY
                      ----------------                        ---------------
- Common Stock..............................................   $       29.25
- Depositary Shares.........................................   $       55.05
- Series B Preferred Stock..................................   $    1,101.17
- Common Stock Purchase Warrants............................   $        7.80
- Series A Preferred Stock..................................   $    1,271.73
- Special Common Stock Warrant..............................   $6,250,000.00

     Purchaser was formed in connection with the Offer and is owned as to 100% of its outstanding stock by Getronics NV, a corporation organized under the laws of The Netherlands ("Parent").

     The Offer is being made pursuant to an Agreement and Plan of Merger dated as of May 3, 1999 (the "Merger Agreement"), among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, for the making of the Offer by the Purchaser and further provides that, upon the terms and subject to the conditions contained in the Merger Agreement, the Purchaser will merge with and into the Company (the "Merger," and together with the Offer, the "Transaction") as soon as practicable after the consummation of the Offer. Following consummation of the Merger (the "Effective Time"), the Company will continue as the surviving corporation (the "Surviving Corporation"). In the Merger, the Offer Securities issued and outstanding immediately prior to the Effective Time (other than Offer Securities owned by any subsidiary of the Company or any subsidiary of Parent or held in the treasury of the Company, all of which will be cancelled, and other than Offer Securities, where applicable, held by stockholders who perfect appraisal rights under Delaware law) will be treated as set forth below.

     - Each share of Common Stock will be converted into the right to receive $29.25 in cash ("the Common Stock Merger Consideration").

     - Each share of Series B Preferred Stock will become convertible into the right to receive cash equal to the Common Stock Merger Consideration multiplied by 37.647, or $1,101.17.

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     - Each Common Stock Purchase Warrant will be converted into the right to receive an amount in cash equal to the amount by which the Common Stock Merger Consideration exceeds $21.45, or $7.80.

     - Each share of Series A Preferred Stock will be converted immediately prior to the Merger into 43.478 shares of Common Stock.

     - The Special Common Stock Warrant shall expire.

     A copy of the Merger Agreement is attached hereto as Exhibit 7 and is incorporated herein by reference.

     The Offer to Purchase states that the principal executive offices of the Purchaser is located at Donauweg 10, Postbox 652, 1000 AR Amsterdam, The Netherlands. The telephone number of the Purchaser at such location is 31-20-586-1412.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) Name and Address of the Company. The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     (b)(1) Certain Contracts, Etc. Certain contracts, agreements, arrangements and understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates are described under the headings "Election of Directors -- Compensation of Directors," "Proposal to Approve the Amendment and Restatement of the Director Stock Option Plan," "Executive Compensation" and "Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values" at pages 8 to 12 and 27 to 32 of the Company's Proxy Statement dated April 26, 1999, for its 1999 Annual Meeting of Stockholders (the "1999 Proxy Statement"). Copies of such pages are filed as Exhibit 12 hereto and are incorporated herein by reference.

     In conjunction with their hiring, two executive officers of the Company entered into contingent severance compensation agreements on generally the same terms as other executive officers as described under the heading "Employment Contracts and Change-in-Control Arrangements" at pages 30 to 32 of the 1999 Proxy Statement. Copies of such pages are filed as Exhibit 12 hereto and are incorporated herein by reference.

     Effective as of April 1, 1999, Franklyn A. Caine resigned as Chief Financial Officer of the Company. To ensure his availability to assist the Company in finalizing and reporting its results for the quarter then ended, the Company entered into an agreement with Mr. Caine which provides for Mr. Caine's continued employment on a limited basis through May 15, 1999. A copy of the agreement between the Company and Mr. Caine is attached hereto as Exhibit 8 and is incorporated herein by reference.

     (b)(2) The Merger Agreement. A summary of the Merger Agreement is contained in the section entitled Section 11 -- "Purpose of the Offer; Plans for the Company; Certain Agreements" in the Offer to Purchase and is incorporated herein by reference. A copy of the Merger Agreement is attached hereto as
Exhibit 7 and is incorporated herein by reference.

     (b)(3) Confidentiality Agreement. The following is a summary of certain portions of the Confidentiality Agreement dated February 26, 1999, between Parent and the Company (the "Confidentiality Agreement") and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which has been filed as Exhibit 11 hereto and is incorporated by reference herein.

     As a condition to being furnished certain information concerning the Company (the "Evaluation Material"), Parent has agreed, among other things, that it will keep such Evaluation Material confidential and will use it solely for evaluating the Offer and the Merger. "Evaluation Material" does not include information which (i) is already in Parent's possession, (ii) was, is or becomes generally available to the public other than as a result of a disclosure by Parent or its directors, officers, employees, agents or advisors, (iii) was, is or becomes available to Parent on a non-confidential basis from a source other than the Company or its directors, officers, employees, agents or advisors, provided that such source is not known by Parent to be bound by a confidentiality agreement with or other obligation of secrecy to the Company or another party or (iv) has been independently acquired or developed by Parent or its advisors based on information other than Evaluation Material.
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ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

  (a) Recommendation of the Board of Directors

     The Board of Directors has approved the Merger Agreement and the transactions contemplated thereby, determined that each of the Offer and the Merger is fair to, and in the best interests of, the holders of the Offer Securities, and has declared that the Offer and Merger are advisable. The Board of Directors recommends that all holders of Offer Securities accept the Offer and tender their Offer Securities pursuant to the Offer.

  (b) Background of the Transaction

     On November 13, 1998, Frans Kleipool, Director of Corporate Planning of Parent, contacted Credit Suisse First Boston Corporation ("CSFB") in order to arrange a meeting between Parent and the Company. Shortly thereafter, CSFB informed Parent that Joseph M. Tucci, the Chairman and Chief Executive Officer of the Company, would be interested in exchanging views about a possible business combination of the Company and Parent with A.H.J. Risseeuw, the then Chief Executive Officer of Parent.

     On December 18, 1998, Mr. Tucci was introduced by a representative of CSFB to Mr. Risseeuw at a meeting of the three parties. Mr. Tucci and Mr. Risseeuw generally discussed the business opportunities for both companies and agreed to investigate further the possibilities of a business combination.

     From late December 1998 to early February 1999, Jan Docter, the Chief Financial Officer of Parent, and Franklyn A. Caine, then Chief Financial Officer of the Company, separately had several telephone discussions with representatives of CSFB relating to possible financial and financing structures for the acquisition of the Company by Parent.

     On February 17, 1999, Messrs. Kleipool and Docter and Peter van Voorst, a member of the executive board of Parent, met with representatives of CSFB and Mr. Tucci to discuss the preliminary scope and timing of limited due diligence reviews of the Company by Parent and of Parent by the Company.

     On March 1, 1999, Mr. Van Voorst met with Kevin Roche, Vice President of Service Planning of the Company, to discuss operational issues. Messrs. Docter and Van Voorst and Cees van Luijk, the new Chief Executive Officer of Parent, also met with Messrs. Tucci and Caine, Albert A. Notini, Executive Vice President of the Company, and Jeremiah J.J. van Vuuren, President and Chief Operating Officer, International, of the Company, to discuss operational and business issues in connection with a possible business combination. Also on March 1, 1999, the parties signed the Confidentiality Agreement.

     On March 2, 1999, further talks were held between the senior management teams of Parent and the Company. Each of the Company and Parent made a presentation to the other party regarding its respective operations, market positioning and financial profile. Issues related to a possible business combination were discussed.

     On March 14, 1999, Messrs. Tucci and Risseeuw had a telephone conversation in which they further discussed certain issues related to a possible business combination.

     From March 20, 1999 through May 3, 1999, Parent's legal and financial advisors, together with representatives of Parent, conducted legal and financial due diligence investigations of the Company.

     On March 21, 1999, Messrs. Tucci, Docter and Kleipool met to discuss the general market trends in the systems integration industry. On March 22, 1999, Messrs. Caine, Docter and Kleipool met to discuss the integration of management control processes, procurement and business development. They also agreed on a more definitive procedure and structure for the due diligence process.

     On March 31 and April 1, 1999, Mr. Tucci met with Mr. Van Luijk and Hartgert Langman, the chairman of the supervisory board of Parent, to further discuss issues regarding a possible business combination.

     On April 9, 1999, Messrs. van Vuuren, Docter and Van Voorst met in Amsterdam to discuss the Company's operations in Europe.

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     On April 14, 1999, representatives of the Company and of Parent and their legal advisors met to discuss the results of the due diligence findings. On April 14 and 15, 1999, representatives of the Company and of Parent met to review information regarding the Company's European operations.

     On April 21 and 22, 1999, representatives of Parent and the Company met to review information regarding the Company's United States operations.

     On April 23, 1999, Messrs. Van Luijk and Tucci met to discuss the terms of a possible business combination. Mr. Van Luijk made a proposal to Mr. Tucci to purchase all of the Common Stock and other securities of the Company for a purchase price based on $29.25 per share of Common Stock, subject to certain terms and conditions, including the negotiation of a mutually satisfactory merger agreement.

     On April 26, 1999, the supervisory board of Parent approved Mr. Van Luijk's proposal to Mr. Tucci to acquire the Company, subject to a number of conditions. Subsequent to the approval by the supervisory board, Messrs. Van Luijk and Tucci had a telephone conversation in which they discussed certain aspects of the conditions imposed on Parent's proposal by Parent's supervisory board.

     On April 27, 1999, Messrs. Van Luijk and Tucci had several telephone conversations to further discuss the conditions imposed on Parent's proposal by Parent's supervisory board.

     On April 28, 1999, the Board of Directors of the Company met to discuss the proposal of Parent, as communicated to Mr. Tucci by Mr. Van Luijk. After the meeting, Mr. Tucci informed Mr. Van Luijk of the issues raised by the Board of Directors of the Company with respect to Parent's proposal.

     From April 22 to May 2, 1999, the parties and their legal counsel negotiated the terms of the proposed merger.

     On May 2, 1999, Parent was advised by Messrs. Tucci and Notini that the Company's Board of Directors had on that day reviewed the terms of the proposed Merger Agreement and had, subject to the satisfactory conclusion of the negotiation of the proposed Merger Agreement, determined the proposed Offer and Merger are in the best interests of the Company and the Company's holders of Offer Securities, approved the Offer and the Merger and recommended acceptance of the Offer by the Company's stockholders.

     Following the Company's Board of Directors meeting, the Merger Agreement was finalized and executed by the parties on May 3, 1999. The Company and Parent each announced the execution of the Merger Agreement in press releases issued before the Nasdaq Stock Market's National Market and Amsterdam Exchanges, respectively, opened on May 4, 1999.

  (c) Reasons for the Recommendation

     In reaching its conclusions and recommendations described above, the Company's Board of Directors considered a number of factors, including the following:

          - The terms and conditions of the Offer and the Merger Agreement.

          - The financial condition, results of operations, business and prospects of the Company.

          - The trading price of the Common Stock, and the expected trading prices for the foreseeable future.

          - Conditions in the information technology services industry generally.

          - The opinion of CSFB dated May 2, 1999, to the effect that, as of the date of the opinion, the consideration to be received by holders of Common Stock pursuant to the Offer and the Merger is fair from a financial point of view to such stockholders. The full text of CSFB's written opinion which set forth the procedures followed, the factors considered and the assumptions made by CSFB is attached hereto and filed as Exhibit 6 hereto and incorporated herein by reference. STOCKHOLDERS ARE URGED TO READ THE OPINION OF CSFB CAREFULLY AND IN ITS ENTIRETY.

          - The representation of Parent and the Purchaser that they expect to have available to them funds sufficient to satisfy all of their respective obligations under the Merger Agreement and the fact that the Offer is not subject to a financing condition.
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

          - The provisions of the Merger Agreement that prohibit the Company from soliciting any competitive proposal, but that permit the Company to respond to unsolicited Acquisition Proposals (as that term is defined in the Merger Agreement) by furnishing information to, and entering into discussions or negotiations with, any third party making an Acquisition Proposal, provided that such third party is bound by a confidentiality agreement with terms not more favorable to such third party than the terms of the Confidentiality Agreement, the Company's Board of Directors determines that such third party's Acquisition Proposal is reasonably likely to result in a Superior Proposal (as that term is defined in the Merger Agreement) within a reasonable period of time and the Company's Board of Directors determines that the failure to so act would likely breach the fiduciary duties of the Board of Directors. Additional provisions of the Merger Agreement permit the Company to enter into an agreement for an Acquisition Proposal if the Board of Directors determines that such Acquisition Proposal is a Superior Proposal and that the failure to take action with respect to such Superior Proposal would likely breach the fiduciary duties of the Board of Directors, provided that the Company gives Parent notice of such determination and negotiates with Parent during the three business days following such notice to agree to a modification of the terms and conditions of the Merger Agreement as would enable the Company to proceed with the transactions contemplated thereby on such adjusted terms.

          - The provisions in the Merger Agreement that require the Company to pay to Parent a termination fee of $65 million if the Merger Agreement is terminated under certain circumstances, which the Company's Board of Directors recognized would potentially foreclose competing offers at approximately the same price level as, or at slightly higher levels than, the Offer, but, based in part on the advice of the Company's financial advisors, was well within the range of termination fees payable in transactions of similar size and should not be a deterrent to competing offers at price levels somewhat higher than the Offer.

          - The fact that other potential purchasers with whom the Company had been in contact did not submit proposals.

     The Company's Board of Directors did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Company's Board of Directors viewed their position and recommendations as being based on the totality of the information presented to and considered by them. In addition, individual members of the Board of Directors may have given different weight to different factors.

     The Company's Board of Directors recognized that, while the consummation of the Offer gives the stockholders the opportunity to realize a premium over the prices at which the Common Stock was traded prior to the public announcement of the Merger and Offer, tendering in the Offer would eliminate the opportunity for stockholders to participate in the future growth and profits of the Company.

     It is expected that, if the Offer Securities were not to be purchased by the Purchaser in accordance with the terms of the offer or if the Merger were not to be consummated, the Company's current management, under the general direction of the Company's Board of Directors would continue to manage the Company as an ongoing business in accordance with the Company's current long-term strategic plan.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     CSFB was retained, pursuant to the terms of a letter agreement dated March 17, 1999 (the "CSFB Letter Agreement"), as financial advisor to the Company in connection with any proposed business combination of the Company (whether in one or a series of transactions) with another party of all or a substantial amount of the assets or the capital stock of the Company, as well as any recapitalization, restructuring or liquidation of the Company, or any other form of disposition which results in an effective business combination of the principal business and operations of the Company with another party (a "CSFB Transaction"). Pursuant to the terms of the CSFB Letter Agreement, the Company agreed to pay CSFB a fee of $150,000, plus an additional fee equal to 0.55% of the Aggregate Consideration (as defined in the CSFB Letter Agreement) in connection with a CSFB transaction upon consummation thereof. The Company has also agreed to pay CSFB additional fees in such amounts as will be customary given the nature of the services provided, including reimbursement for CSFB's out-of-pocket expenses (including fees and expenses of legal

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

counsel to be retained by CSFB and of other consultants and advisors retained with the Company's consent) as well as any sales or similar taxes.

     CSFB provided to the Company an opinion to the effect that the consideration proposed to be paid in the Transaction is fair to the holders of Common Stock from a financial point of view. CSFB has, in the past, provided financial advisory services to the Company and has received fees for the rendering of such services. In the ordinary course of business, CSFB may actively trade the securities of the Company for its account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

     Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) Share Transactions Last 60 Days. Except as set forth below, no transactions in the Offer Securities have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

     Within the past 60 days, the Company has entered into arrangements with respect to securities with John Cunningham and Michael Levinger, both executive officers of the Company. Mr. Cunningham's stock option instrument specifies a grant of 240,000 shares of Common Stock vesting as to 34%, 33% and 33% over a three-year period and will be exercisable at the fair market value of the Common Stock when approved by the Company's Organization, Compensation and Nominating Committee. Mr. Levinger's stock option instrument specifies a grant of 160,000 shares of Common Stock vesting as to 25% per year for the next four years and will be exercisable at the fair market value of the Common Stock when approved by the Company's Organization, Compensation and Nominating Committee. In addition, Mr. Levinger has been awarded a restricted stock grant for 25,000 shares.

     (b) Intent to Tender. To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, each executive officer and director of the Company currently intends to tender all Offer Securities over which he or she has sole dispositive power to the Purchaser. The Company does not currently know whether its affiliates intend to tender all Offer Securities over which he or she has sole dispositive power to the Purchaser.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

     (a) Certain Negotiations. Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Certain Transactions. There are presently no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer, other than as described in or incorporated by reference into Item 3(b), which relate to or would result in one or more of the matters referred to in
Item 7(a)(i), (ii), (iii) or (iv).

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

  (a) DGCL 203

     Section 203 of the Delaware General Corporation Law (the "DGCL") purports to regulate certain business combinations of a corporation organized under Delaware law, such as the Company, with a stockholder beneficially owning 15% or more of the outstanding voting stock of such corporation (an

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

"Interested Stockholder"). Section 203 provides, in relevant part, that the corporation shall not engage in any business combination for a period of three years following the date such stockholder first becomes an Interested Stockholder unless (i) prior to the date the stockholder first becomes an Interested Stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an Interested Stockholder, (ii) upon becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, or (iii) on or subsequent to the date the stockholder becomes an Interested Stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the Interested Stockholder. The Company's Board of Directors has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and, therefore, Section 203 of the DGCL is inapplicable to the Offer and the Merger.

  (b) Information Statement

     The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the Company's stockholders.

  (c) Appraisal Rights

     No appraisal rights are available to holders of Offer Securities in connection with the Offer. However, if the Merger is consummated, holders of Common Stock, Series A Preferred Stock or Series B Preferred Stock may have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and payment in cash for the fair value of, their shares of Common Stock, Series A Preferred Stock or Series B Preferred Stock. Such rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from accomplishment or expectation of the Merger) required to be paid in cash to such dissenting holders for their shares of Common Stock, Series A Preferred Stock or Series B Preferred Stock. Any such judicial determination of the fair value of shares of Common Stock, Series A Preferred Stock or Series B Preferred Stock could be based upon considerations in addition to the applicable offer price and the market value of the Common Stock, Series A Preferred Stock or Series B Preferred Stock, including asset values and the investment value of the Common Stock, Series A Preferred Stock or Series B Preferred Stock. The value so determined could be more or less than the applicable offer price per Offer Security.

     If any holder of Common Stock, Series A Preferred Stock or Series B Preferred Stock who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his or her right to appraisal, as provided in the DGCL, the shares of Common Stock, Series A Preferred Stock or Series B Preferred Stock of such holder will be converted into the applicable offer price per Offer Security in accordance with the Merger Agreement. A stockholder may withdraw his or her demand for appraisal by delivery to Purchaser of a written withdrawal of his or her demand for appraisal and acceptance of the Merger.

     Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

  (d) Parent Financing

     The following information regarding the financing of the Offer and Merger has been provided by Parent and the Purchaser. Parent and the Purchaser expect to have available to them funds sufficient to satisfy all of Parent's and the Purchaser's respective obligations under the Merger Agreement pursuant to a definitive commitment letter issued severally by ABN Amro Bank N.V. and ING Bank N.V.

  (e) Antitrust -- United States

     Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain
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

acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of the Offer Securities by the Purchaser pursuant to the Offer is subject to such requirements.

     Pursuant to the requirements of the HSR Act, Parent filed the required Notification and Report Forms (the "Form") with the Antitrust Division and the FTC on May 4, 1999. The statutory waiting period applicable to the purchase of Offer Securities pursuant to the Offer is to expire at 11:59 P.M., New York City time, on May 19, 1999, unless prior to such date, the Antitrust Division or the FTC extends the waiting periods by requesting additional information or documentary material relevant to the acquisition. If such a request is made, the waiting period will be extended until 11:59 P.M., New York City time, on the tenth day after Parent has substantially complied with such request. Thereafter, such waiting periods can be extended only by court order or consent. A request was made pursuant to the HSR Act for early termination of the applicable waiting period. There can be no assurance, however, that the waiting period will be terminated early. Although the Company is required to file certain information and documentary material with the Antitrust Division and the FTC in connection with the Offer, neither the Company's failure to make such filings nor a request to the Company from the Antitrust Division for additional information or documentary material will extend the waiting period. However, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing these issues and may agree to delay consummation of the transaction while such negotiations continue.

     The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could, notwithstanding termination of the waiting period, take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Offer Securities pursuant to the Offer or seeking divestiture of the Offer Securities so acquired or divestiture of substantial assets of Parent or the Company or any of their respective subsidiaries. State attorneys general may also bring legal actions under the antitrust laws, and private parties may bring such actions under certain circumstances. Parent and the Purchaser believe that the acquisition of Offer Securities by the Purchaser will not violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

  (f) Antitrust -- European Union

     Parent and the Company each conduct business in member states of the European Union. European Union Council Regulation 4064/89, as amended, requires notification to and approval by the European Commission of certain mergers or acquisitions involving parties with aggregate worldwide sales and individual European Union sales exceeding certain thresholds, before such mergers or acquisitions are completed. Parent and the Company have sales that exceed these thresholds. A single notification to the European Commission eliminates any need to submit notifications of the Merger to national competition authorities in member states within the European Economic Area. Parent will notify the European Commission of the Merger on or about May 11, 1999.

     The European Commission must review the Offer and Merger to determine whether or not it is compatible with the common market and, accordingly, whether or not to permit it to proceed. A merger or acquisition which does not create or strengthen a dominant position as a result of which effective competition would be significantly impeded in the common market or in a substantial part of the common market is considered to be compatible with the common market, and must be allowed to proceed. The European Commission has one month following submission of a complete notification to examine whether the merger raises serious doubts with regard to its compatibility with the common market. If within this one-month period the European Commission decides that there are no serious doubts, or if it fails to reach a decision, the merger is deemed approved. If, instead, the European Commission decides that there are serious doubts, it must open a more detailed investigation which can last up to an additional four months. Parent and the Company believe that the Merger is compatible with the common market under European Union Council Regulation 4064/89, although there can be no assurance that the European Commission will agree.

  (g) Antitrust -- General

     It is possible that any of the governmental entities with which filings are made may seek, as conditions for granting approval of the Merger, various regulatory concessions. There can be no assurance that:

     - Parent or the Company will be able to satisfy or comply with such conditions;

     - compliance or non-compliance will not have adverse consequences for Parent after completion of the Merger; or

     - the required regulatory approvals will be obtained within the time frame contemplated by Parent and the Company and referred to herein or on terms that will be satisfactory to Parent and the Company.

     Additional filings may be necessary in countries outside the European Economic Area and the U.S.

  (h) Exon-Florio

     As part of the Omnibus Trade and Competitiveness Act of 1988, a new section (the "Exon-Florio Amendment") was added to Title VII of the Defense Production Act of 1050, 50 U.S.C. App. 2158 et seq. (the "DPA Act"), to empower the President or his designee to take certain actions in relation to mergers, acquisitions and takeovers by foreign persons which could result in foreign control of a person engaged in interstate commerce in the United States. In particular, the Exon-Florio Amendment enables the President to suspend or prohibit any acquisitions by foreign persons which threaten to impair the national security of the United States, and to divest such transactions that have been concluded.

     Under the terms of the Exon-Florio Amendment, a foreign company or United States subsidiary of a foreign company acquiring a United States company may notify the Committee on Foreign Investment in the United States (the "CFIUS") of the proposed transaction, whereupon the CFIUS or the President must decide within 30 days whether to investigate the transaction. The Purchaser and the Company have prepared a notification for endorsement by the Purchaser and the Company and filed with CFIUS pursuant to Section 721 of the DPA Act. If an investigation is undertaken of the proposed transaction and CFIUS determines that United States security may be impaired by the proposed transaction, then CFIUS may recommend to the President that he suspend or prohibit the transaction, or direct the United States Attorney General to seek divestment relief in United States district court. The Company does not believe that the Offer threatens to impair the national security of the United States.

  (i) FOCI Arrangement

     Pursuant to the National Industrial Security Program ("NISP"), when a United States facility which has security clearances for classified information is acquired by a non-United States entity, the clearances of that United States facility are invalidated by the Department of Defense unless and until the parties have entered into a foreign ownership, control and influence ("FOCI") arrangement suitable to the Department of Defense which sets up barriers to foreign access to the classified information. Wang Government Services, Inc. ("WGSI") has received a facility security clearance from the Defense Security Service, prohibiting access by foreign persons and permitting it to receive classified data, and is involved in performance under classified contracts.

     In order for WGSI to maintain its facility security clearance following the Purchaser's purchase of the Offer Securities, the Purchaser will be required to enter into a FOCI arrangement with the Department of Defense in the form of either a proxy agreement, voting trust agreement or special security agreement, each of which will limit the Purchaser's control over and access to WGSI. If the Purchaser does not conclude a suitable FOCI arrangement with the Department of Defense prior to the latest time and date at which the Offer shall expire, the existing facility security clearances of WGSI will be invalidated by the Department of Defense until such time as the FOCI arrangement has been concluded. Until such time, WGSI will be able to continue performance under classified contracts unless one or more agencies object to such continued performance, but no new security clearance will be granted to WGSI.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

 EXHIBIT
   NO.
 -------
Exhibit 1.  -- Offer to Purchase dated May 10, 1999.*
Exhibit 2.  -- Letters of Transmittal dated May 10, 1999.*
Exhibit 3.  -- Press Release issued by the Company dated May 4, 1999.
Exhibit 4.  -- Summary Advertisement published in the Wall Street
               Journal dated May 10, 1999.
Exhibit 5.  -- Letter to Stockholders of the Company dated May 10,
               1999.*
Exhibit 6.  -- Opinion of CSFB dated May 2, 1999.*
Exhibit 7.  -- Agreement and Plan of Merger dated as of May 3, 1999, among Parent, the Purchaser and the Company.
Exhibit 8.  -- Agreement with Franklyn A. Caine dated March 31, 1999, between Mr. Caine and the Company.
Exhibit 9.  -- Agreement with Michael Levinger dated March 12, 1999, between Mr. Levinger and the Company.
Exhibit     -- Agreement with John Cunningham dated April 21, 1999,
  10.       between Mr. Cunningham and the Company.
Exhibit     -- Confidentiality Agreement between Parent and the Company
  11.          dated February 26, 1999.
Exhibit     -- Pages 8 to 12 and 27 to 32 of the Proxy Statement dated
  12.       April 26, 1999, relating to the Company's 1998 Annual
               Meeting of Stockholders.

---------------
* Included with Schedule 14D-9 mailed to stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            WANG LABORATORIES, INC.

                                            By:     /s/  ALBERT A. NOTINI

                                              ----------------------------------
                                                Name: Albert A. Notini
                                                Title: Executive Vice President

Dated: May 10, 1999

                               INDEX TO EXHIBITS

 EXHIBIT
   NO.
 -------
Exhibit 1.  -- Offer to Purchase dated May 10, 1999.*
Exhibit 2.  -- Letters of Transmittal dated May 10, 1999.*
Exhibit 3.  -- Press Release issued by the Company dated May 4, 1999.
Exhibit 4.  -- Summary Advertisement published in the Wall Street
               Journal dated May 10, 1999.
Exhibit 5.  -- Letter to Stockholders of the Company dated May 10,
               1999.*
Exhibit 6.  -- Opinion of CSFB dated May 2, 1999.*
Exhibit 7.  -- Agreement and Plan of Merger dated as of May 3, 1999, among Parent, the Purchaser and the Company.
Exhibit 8.  -- Agreement with Franklyn A. Caine dated March 31, 1999, between Mr. Caine and the Company.
Exhibit 9.  -- Agreement with Michael Levinger dated March 12, 1999, between Mr. Levinger and the Company.
Exhibit     -- Agreement with John Cunningham dated April 21, 1999,
  10.       between Mr. Cunningham and the Company.
Exhibit     -- Confidentiality Agreement between Parent and the Company
  11.          dated February 26, 1999.
Exhibit     -- Pages 8 to 12 and 27 to 32 of the Proxy Statement dated
  12.       April 26, 1999, relating to the Company's 1998 Annual
               Meeting of Stockholders.

---------------
* Included with Schedule 14D-9 mailed to stockholders.

                                                                         ANNEX A

                            WANG LABORATORIES, INC.
                                290 CONCORD ROAD
                         BILLERICA, MASSACHUSETTS 01821
                                 (978) 625-5000

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about May 10, 1999 as a part of Wang Laboratories, Inc.'s (the "Company") Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of record of shares of (1) the Common Stock, par value $0.01 per share, of the Company, including the Series C Junior Participating Preferred Stock (the "Rights") issued pursuant to the Rights Agreement (the "Rights Agreement") dated as of April 22, 1998, between the Company and American Stock Transfer and Trust Company, as Rights Agent (together, the "Common Stock"); (2) the depositary shares (the "Depositary Shares"), in each case representing 1/20th of a share of Series B Cumulative Convertible Preferred Stock, par value $0.01 per share, of the Company (the "Series B Preferred Stock"); (3) the Series B Preferred Stock;
(4) the warrants issued by the Company pursuant to the Common Stock Purchase Warrant Agreement dated as of October 29, 1993, between the Company and American Stock Transfer and Trust Company, as Warrant Agent (the "Common Stock Purchase Warrants"); (5) the Series A Cumulative Convertible Preferred Stock, par value $0.01 per share, of the Company (the "Series A Preferred Stock"); and (6) the Warrant issued by the Company to Microsoft Corporation pursuant to the common stock purchase warrant dated February 27, 1998 (the "Special Common Stock Warrant" and together with the Common Stock, the Depositary Shares, the Series B Preferred Stock, the Common Stock Purchase Warrants and the Series A Preferred Stock, the "Offer Securities"), at the close of business on or about May 7, 1999. You are receiving this Information Statement in connection with the possible election of persons designated by the Purchaser (as defined below) to a majority of the seats on the Board of Directors of the Company.

     On May 3, 1999, Getronics NV, a company organized under the laws of The Netherlands ("Parent"), Getronics Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (the "Purchaser") and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") in accordance with the terms and subject to the conditions of which (i) Purchaser will commence a tender offer (the "Offer") for all outstanding Offer Securities at the amounts per share or warrant set forth below, and (ii) the Purchaser will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation").

                                                              OFFER PRICE PER
                      OFFER SECURITIES                        OFFER SECURITY
                      ----------------                        ---------------
- Common Stock..............................................   $       29.25
- Depositary Shares.........................................   $       55.05
- Series B Preferred Stock..................................   $    1,101.17
- Common Stock Purchase Warrants............................   $        7.80
- Series A Preferred Stock..................................   $    1,271.73
- Special Common Stock Warrant..............................   $6,250,000.00

     You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

     The information contained in this Information Statement concerning the Purchaser has been furnished to the Company by the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

GENERAL

At the close of business on March 29, 1999, the record date for the determination of stockholders entitled to notice of and to vote at the annual meeting of the Company scheduled for May 26, 1999, there were outstanding and entitled to vote an aggregate of 46,695,565 shares of Common Stock, 2,875,000 Depositary Shares and 90,000 shares of Series A Preferred Stock, constituting all of the outstanding voting stock of the Company. This total excludes approximately 13,220 shares of Common Stock held for distribution to creditors by the distribution agent under the Company's reorganization plan dated September 20, 1993 (the "Reorganization Plan") under Chapter 11 of the U.S. Bankruptcy Code, as the Reorganization Plan provides that these shares may not be voted by any party and shall not be considered outstanding for voting purposes until distributed pursuant to the Reorganization Plan. Holders of Common Stock, the Series B Preferred Stock and the Series A Preferred Stock are entitled to one vote per share. Each holder of Depositary Shares is entitled to exercise the voting rights relating to the number of shares of Series B Preferred Stock represented by such Depositary Shares. As set forth in the Deposit Agreement dated February 27, 1996 (filed by the Registrant as an Exhibit to Amendment No. 1 to Form S-3 on August 14, 1996) between Wang and the American Stock Transfer and Trust Company (the "Depositary"), the Depositary is authorized to exercise the voting rights pertaining to the number of shares of Series B Preferred Stock represented by the Depositary Shares as instructed by the holders thereof. After aggregating all voting Depositary Shares, the Depositary will disregard for voting purposes any fractional shares of Series B Preferred Stock remaining.

RIGHT TO DESIGNATE DIRECTORS; THE PURCHASER DESIGNEES

     The Merger Agreement provides that promptly upon the purchase, pursuant to the Offer, of Offer Securities representing at least a majority of the outstanding Common Stock (and other equity instruments convertible or exercisable into Common Stock (together with the Common Stock, the "Common Stock Equivalents")), the Purchaser shall be entitled to designate such number of directors (the "Purchaser Designees") on the Board of Directors of the Company, rounded up to the next whole number, as will give the Purchaser representation on the Board of Directors proportional to its ownership of Common Stock Equivalents. At such time, the Company will also cause each committee of the Board of Directors to include persons designated by the Purchaser constituting at least the same percentage of each such committee as the designees are of the Board of Directors. The Company will increase the size of the Board of Directors or exercise its best efforts to cause the resignations of such number of incumbent directors as is necessary to enable the Purchaser Designees to be elected to the Board of Directors.

     Notwithstanding the Company's obligations outlined above, the Company's Board of Directors shall have at least one director who was a director as of May 3, 1999 and who (i) is not an affiliate or associate of Parent or Purchaser or any other person who beneficially owns Offer Securities representing 5% or more of the Common Stock Equivalents, or (ii) is designated by a majority of the directors of the Company who are such directors (the "Independent Directors"). The Merger Agreement further provides that, after the acceptance of payment of Offer Securities pursuant to the Offer and prior to the effective time of the Merger, the affirmative vote of a majority of the Independent Directors is required for any consent or action by the Board of Directors under the Merger Agreement including (i) any amendment or termination of the Merger Agreement, the Company's Certificate of Incorporation or the Company's By-Laws, (ii) any termination of the Merger Agreement by the Company, and (iii) any extension by the Company of the time for the performance of any of the obligations or other acts of Parent and Purchaser or waiver of any of the Company's rights under the Merger Agreement. In addition, the Merger Agreement provides that, in the event that Parent's and the Purchaser's designees constitute a majority of the directors on the Board of Directors of the Company, the Independent Directors shall be entitled, on behalf and at the expense of the Company, to take any action under or in connection with the Merger Agreement and the transactions contemplated thereby, including taking legal action regarding the enforcement of its terms.

     The Purchaser has informed the Company that it will choose the Purchaser Designees from the directors and executive officers listed on Schedule I to the Offer to Purchase, a copy of which is being mailed to the

Company's stockholders together with this Schedule 14D-9. The Purchaser has informed the Company that each of the directors and executive officers listed on
Schedule I to the Offer to Purchase has consented to act as a director, if so designated. The information on such Schedule I is incorporated herein by reference. It is expected that no Purchaser Designee will receive any compensation for services performed in his or her capacity as a director.

     It is expected that the Purchaser Designees may assume office at any time following the purchase by the Purchaser of a specified minimum number of Offer Securities pursuant to the Offer, which purchase cannot be earlier than 12:00 midnight, New York City time, June 7, 1999, and that, upon assuming office, the Purchaser Designees will thereafter constitute at least a majority of the Board of Directors.

     None of the Purchaser Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any directors or executive officers of the Company or (iii) to the best knowledge of the Purchaser, beneficially owns any securities (or rights to acquire such securities) of the Company. The Company has been advised by the Purchaser that, to the best of Purchaser's knowledge, none of the Purchaser Designees has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Commission, except as may be disclosed herein or in the
Schedule 14D-9.

BOARD OF DIRECTORS OF THE COMPANY

     The Board of Directors currently consists of 11 persons divided into three classes. Biographical information concerning each of the Company's current directors and executive officers is set forth below.

Class I Directors (holding terms expiring at the 2001 Annual Meeting):

ROBERTO COLANINNO DIRECTOR SINCE MARCH 1998; AGE 55

     Mr. Colaninno has been Chief Executive Officer of Olivetti since September 1996. Mr. Colaninno is also Vice Chairman of Omnitel Pronto Italia, a mobile telephone service provider, Chairman of the Fingruppo financial holding company, Chairman of Oliman, a joint venture between Olivetti and Mannesmann AG of Germany, and Chairman and Chief Executive Officer of Tecnost SpA, an Italian listed company. Mr. Colaninno also serves as a Director and member of the Chairman's Committee of Banca Agricola Mantovana, a member of the governing body of Confindustria, the Italian industrialists' association, and Vice Chairman of Federlombarda, the federation of industrialists in Lombardy, Italy.

RAYMOND C. KURZWEIL DIRECTOR SINCE OCTOBER 1993; AGE 51

     Mr. Kurzweil has founded and sold four computer technology companies, including Kurzweil Applied Intelligence, Inc., a speech and language technology company, and Kurzweil Educational Systems, Inc., an educational software company. He was the principal developer of the first omnifont optical character recognition technology, the first print-to-speech reading machine for the blind, the first music synthesizer that could recreate acoustic instruments and the first commercially-marketed large vocabulary speech recognition software. He is a director of Medical Manager Corp., a medical software systems company.

JOSEPH M. TUCCI DIRECTOR SINCE OCTOBER 1993; AGE 51

     Mr. Tucci joined the Company in August 1990 as Executive Vice President, Operations, was elected President and Chief Executive Officer in January 1993, Chairman of the Board in October 1993 and was reaffirmed as President in June 1998.

FREDERICK A. WANG DIRECTOR SINCE OCTOBER 1981; AGE 48

     Mr. Wang has been President and Chief Executive Officer of The athink Group, a company involved with internet web publishing since 1997 and was President and Chief Executive Officer of Archive Technologies Corporation, Inc., the predecessor company of The athink Group since 1996. Mr. Wang was a private business consultant from 1990 to 1996 and served as President of the Company from 1986 to 1989 and Chief Operating Officer from 1987 to 1989. He had been employed by the Company from 1972 to 1989 and had also served as Treasurer, Chief Development Officer and Executive Vice President of Manufacturing.

Class II Directors (nominated for terms expiring at the 2002 Annual Meeting):

MARCIA J. HOOPER DIRECTOR SINCE NOVEMBER 1995; AGE 44

     Ms. Hooper has been a Partner of Advent International Corporation, a private equity management company since 1996. From 1994 through April 1996 she served as General Partner of Viking Capital Limited Partnership, a venture capital firm. From January through July 1994 she served as President of Claybrook Capital. From 1985 to 1993 Ms. Hooper served as a General Partner of three venture capital funds of Ampersand Ventures. She is a director of PolyMedica Industries, Inc., a provider of targeted medical products and services, and Interleaf, Inc., a publication and document distribution software company.

JOSEPH J. KROGER DIRECTOR SINCE JUNE 1995; AGE 64

     Mr. Kroger, formerly Vice Chairman of the Board of Unisys Corporation, has been a private business consultant since 1993. From 1990 until 1993 he served as President and Chief Executive Officer of Decision Data Corporation, a computer services company. He is currently a director of Astea International Corp. a developer of custom management software.

JOHN P. WHITE DIRECTOR SINCE DECEMBER 1997; AGE 62

     Dr. White has been a senior partner at Global Technology Partners, LLC, a private investment company, and has served as a senior fellow at the Rand Corporation, a research corporation, since 1997. From June 1995 through July 1997, he served as the U.S. Deputy Secretary of Defense. He was the Director of the Center for Business and Government at the John F. Kennedy School of Government, Harvard University, from January 1993 through June 1995. From 1988 to 1992 he was General Manager of the Integration and Systems Product Divisions and Vice President of Eastman Kodak Company. From October 1993 until June 1995, Dr. White served as a Director of the Company.

Class III Directors (holding terms expiring at the 2000 Annual Meeting):

DAVID A. BOUCHER DIRECTOR SINCE OCTOBER 1993; AGE 48

     Mr. Boucher has been Managing Director and General Partner of Applied Technology, a venture capital firm specializing in early-stage information industry companies, since 1993. From September 1992 to June 1994 he was President and Chief Executive Officer of Ticker Research, Inc., a development stage medical technology company engaged in research in nuclear magnetic resonance imaging. From 1981 to 1991 Mr. Boucher was President and Chief Executive Officer of Interleaf, Inc., a software company. He is a director of Interleaf, Inc., Pervasive Software, Inc., a provider of ultra light embedded database software and several privately held companies.

MICHAEL W. BROWN DIRECTOR SINCE APRIL 1996; AGE 53

     Mr. Brown, until his retirement in July 1997, served as Chief Financial Officer of Microsoft Corporation. He joined Microsoft in 1989 as Treasurer and was appointed Chief Financial Officer in 1994. Prior to joining Microsoft, Mr. Brown was a managing partner of Deloitte & Touche LLP, a public accounting firm. Mr. Brown is a director of The Nasdaq Stock Market, Inc., Citrix Systems, Inc., a supplier of thin client/server application server products and Administaff, Inc., a personal employer organization.

SERGIO EREDE DIRECTOR SINCE MARCH 1998; AGE 58

     Mr. Erede has been an attorney in private practice with the firm of Erede e Associati of Milan, Italy since 1969 and is counsel to Olivetti. Before entering private practice, Mr. Erede was manager of the legal department of IBM Italia S.pA. for four years. Prior to that he worked for one year at each of the law firms of Sullivan and Cromwell in New York, NY and Hale and Dorr LLP in Boston, MA. He is a director of Marzotto S.p.A. and Hugo Boss AG, textile concerns, Editoriale L'Espresso S.p.A., Manuli Rubber Industries S.p.A., Carraro S.p.A., and Interpump S.p.A., manufacturers, Gruppo GS S.p.A., a retailer, and food and restaurant concerns Parmalat Finanzioria S.p.A., Autogrill S.p.A., and SEAT Pagine Ciolle S.p.A., the publishers of the Italian yellow pages.

AXEL J. LEBLOIS DIRECTOR SINCE JANUARY 1995; AGE 50

     Mr. Leblois has been Chairman of World Times, Inc., a publishing firm, since 1995 and Chief Executive Officer of Executrain Inc, a global computer training company, since 1997. From 1991 to 1995 he was President and Chief Executive Officer of Bull HN Information Systems, Inc., a worldwide information technology company providing integrated computer services and solutions. From 1983 to 1991 Mr. Leblois held various positions with International Data Group, a worldwide supplier of information technology, including Vice Chairman of the Executive Committee, and Chairman and Chief Executive Officer of its affiliate, International Data Corporation. He is a director of Peritus Software Services, Inc., a company which provides solutions and technology for software maintenance, and Boston Private Bank.

EXECUTIVE OFFICERS OF THE COMPANY

     The following table sets forth the names, ages as of March 15, 1999 and positions of all executive officers of the Company:

                                                                                                OFFICER
                   NAME                                    POSITION(S)                   AGE     SINCE
                   ----                                    -----------                   ---    -------
Joseph M. Tucci...........................  Chairman of the Board, President and         51      1990
                                            Chief Executive Officer
Paul F. Brauneis..........................  Vice President and Controller                54      1997
Richard L. Buckingham.....................  Vice President and Treasurer                 53      1990
Franklyn A. Caine.........................  Executive Vice President and Chief           49      1994
                                            Financial Officer
Donald P. Casey...........................  Chief Technology Officer                     53      1991
Lucy A. Flynn.............................  Senior Vice President Corporate/Marketing    45      1996
                                            Communications
David I. Goulden..........................  President, US Operations and Senior Vice     39      1994
                                            President
James J. Hogan............................  President, Wang Government Services and      56      1990
                                            Senior Vice President
Albert A. Notini..........................  Executive Vice President, Corporate          42      1994
                                            Development and Administration, General
                                            Counsel and Secretary
Jose Ofman................................  President and Chief Operating Officer,       55      1997
                                            Americas International
Jeremiah J.J. van Vuuren..................  President and Chief Operating Officer,       55      1993
                                            International

     Mr. Tucci joined the Company in August 1990 as Executive Vice President, Operations, was elected President and Chief Executive Officer in January 1993, and Chairman of the Board and was reaffirmed as President in 1998.

     Mr. Brauneis joined the Company in August 1997 as Vice President and Controller. He had served from 1995 to 1997 as Vice President and Corporate Controller of BBN Corporation, an internet services and network management company. From 1993 to 1995 he was Vice President and Chief Financial Officer at Softkey International, a consumer software products company. Prior to that he spent 12 years at M/A Com, Inc., an electronic equipment manufacturer, most recently as Vice President, Finance.

     Mr. Buckingham joined the Company as Vice President and Treasurer in 1990. From 1988 to 1990, he served as Vice President-Treasurer of Prime Computer, Inc., a computer company.

     Mr. Caine joined the Company as Executive Vice President and Chief Financial Officer in August 1994. Prior to joining the Company, Mr. Caine was employed by United Technologies Corporation, a diversified manufacturing company, serving as Senior Vice President, Planning and Corporate Development, from 1993 to July 1994, as Senior Vice President and Controller from 1991 to 1993, as Senior Vice President, Human Resources, from 1989 to 1991 and as Vice President and Treasurer from 1987 to 1989.

     Mr. Casey joined the Company as Executive Vice President and Chief Development Officer in September 1991, and was elected President and Chief Technology Officer in January 1993. He served as President of the Software Business until December 1995 and since then as Chief Technology Officer. Mr. Casey resigned from his position as Chief Technology Officer on February 12, 1999. He had served as Vice President, Networking and Communications at Apple Computer Inc., a personal computer company, from 1988 to 1990, and as Vice President, Spreadsheet Division at Lotus Development Corporation, a software company, from 1990 to 1991.

     Ms. Flynn joined the Company in June 1996 as Senior Vice President, Corporate/Marketing Communications. From 1992 through 1996, she served as Senior Vice President and Director of Corporate Affairs at Shawmut National Corporation. Previously she served as Vice President of Public Affairs at Shawmut Bank N.A. from 1989 to 1992.

     Mr. Goulden joined the Company in 1990 as Director of Marketing Strategies. From 1991 to 1992 he served as Vice President, Marketing and Development and from 1992 to 1993 he served as Vice President, Marketing. Mr. Goulden served the Company as Vice President, Marketing and Business Development from 1993 to June 1994, as Senior Vice President, Business Development from June 1994 to December 1995 and as Senior Vice President, Software Products Division from December 1995 until March 1997. From March 1997 to February 1999, he held the position of Senior Vice President, Marketing and Business Development and in February 1999 he was appointed President, U.S. Operations. He previously served as Director of Corporate Strategy and Business Development from 1989 to 1990 at Unisys Corporation, a computer manufacturer.

     Mr. Hogan joined the Company as Senior Vice President, Personal Computer Systems in October 1990, and became Senior Vice President Human Resources and Operations Support in June 1993. From July 1994 to March 1995 he served as President, Federal Systems Division Business and from March 1995 to December 1996 as Senior Vice President of the Company at which time he was also elected as President of Wang Government Services, Inc. He had served as Vice President-Audio and Communications Division, Americas for Thomson Consumer Electronics when that company acquired General Electric's consumer electronics business in 1988. Previously he served as Product General Manger of Audio/Video Systems for General Electric's consumer electronics business from 1985 through 1987.

     Mr. Notini joined the Company in February 1994 as Senior Vice President, General Counsel and Secretary and became Executive Vice President, Corporate Development and Administration in March 1999. Mr. Notini is also responsible for all of the Company's, acquisitions and divestitures, legal, human resources, real estate and intellectual property matters. Previously, he had served as a Senior Partner from 1992 to 1994 and a Junior Partner from 1989 to 1992 at the Boston law firm of Hale and Dorr, LLP, which he joined in 1984.

     Mr. Ofman Joined the Company in March, 1997 as President and Chief Operating Officer, Americas. Prior to that, he held several senior positions at Electronic Data Systems Co., an information technology services company, the most recent of which was Corporate Vice President and Group Executive.

     Mr. van Vuuren joined the Company in September 1993 as General Manager, Europe, Africa and the Middle East and Senior Vice President of the Company. He served as President of the Company's International Business from July 1994 until March 1997 and has been President and Chief Operating Officer, International since that time. Previously, he served as Vice President of marketing operations for Europe, Africa and the Middle East from 1986 to 1989 for Unisys Corporation, a computer manufacturer, and was appointed Vice President and Group Manager Europe in 1990.

BOARD AND COMMITTEE MEETINGS

     The Company has a standing Finance and Audit Committee of the Board of Directors, which reviews the Company's financial condition and operating results, cash position, financing arrangements and financing strategies, recommends the engagement of the Company's independent auditors and reviews the arrangements for the scope of the annual audit. In addition, the Finance and Audit Committee reviews the activities and recommendations of the Company's audit group, reviews comments made by the independent auditors with respect to internal controls and management's response, reviews internal accounting procedures and controls with the Company's finance and accounting staff and monitors the Company's compliance programs. The members of the Finance and Audit Committee are David A. Boucher (Chairman), Michael W. Brown, Sergio Erede, Marcia J. Hooper, Joseph J. Kroger, and John P. White. The Finance and Audit Committee met six times during Fiscal 1998 and four times during the Stub Period.

     The Company has a standing Organization, Compensation and Nominating Committee of the Board of Directors, which reviews and approves proposals by management concerning compensation, bonuses, benefits, stock options and stock grants under plans for directors, corporate officers and employees of the Company. This Committee also oversees administration of the Company's compensation plans as they affect officers, directors and certain key employees, and advises the Board on management resources and organization, executive selection and development and succession planning. This Committee also recommends to the Board of Directors nominees to be acted upon at stockholder meetings, and reviews the qualifications of, and makes recommendations to the Board concerning, candidates to fill Board vacancies that may occur during the year. The Committee considers suggestions from stockholders and other sources regarding possible candidates for directors. Such suggestions, together with appropriate biographical information, should be submitted to the Secretary of the Company. The Committee is also responsible for overseeing Company policies on issues of public significance, including charitable contributions and community relations. The members of the Organization, Compensation and Nominating Committee are Joseph J. Kroger (Chairman), Roberto Colaninno, Marcia
J. Hooper and Axel J. Leblois. The Organization, Compensation and Nominating Committee met eight times during Fiscal 1998 and four times during the Stub Period.

     The Board of Directors met eleven times during Fiscal 1998 and four times during the Stub Period. Except as set forth below, each current Director attended at least 75% of the meetings of the Board and the Committees on which he or she then served during Fiscal 1998 and the Stub Period. Dr. White attended 71.4% of the meetings of the Board and the Committees on which he served during Fiscal 1998 (he was unable to attend two special teleconference meetings in February and March 1998). Mr. White also attended by invitation of the Board two Board meetings prior to his election as a director.

                           COMPENSATION OF DIRECTORS

     The director who is employed by the Company or is employed by a stockholder of the Company is not paid director fees. Directors who are not employed by the Company or employed by a stockholder of the Company receive an annual fee of $20,000 plus a fee of $1,000 for each meeting attended. The members of each Committee receive an annual fee of $1,500, plus a fee of $1,000 for each Committee meeting attended.

     On each of September 30, 1997 and September 30, 1998, under the Company's 1995 Director Stock Option Plan, each of the then current directors of the Company, other than Mr. Tucci, received an option to purchase 6,500 shares of Common Stock. These options have an exercise price of $20.367 and $22.48, respectively, per share. The 1997 grants became exercisable as to 34% of the shares covered thereby on September 30, 1998, and will become exercisable as to 33% and 33% of the shares covered thereby on September 30, 1999 and September 30, 2000, respectively, provided the optionee continues to serve as a director of the Company. The 1998 grants will become exercisable as to 34%, 33% and 33% of the shares covered thereby on September 30, 1999, September 30, 2000 and September 30, 2001, respectively, provided the optionee continues to serve as a director of the Company.

     In December 1997, under the Company's 1995 Director Stock Option Plan, Dr. White received an option to purchase 6,500 shares of Common Stock. This option has an exercise price of $22.77 per share and became exercisable as to 34% of the shares covered thereby on December 23, 1998 and will become exercisable as to 33% and 33% of the shares covered thereby on December 23, 1999 and December 23, 2000, respectively, provided the optionee continues to serve as a director of the Company.

     In March 1998, under the Company's 1995 Director Stock Option Plan, Mr. Erede received an option to purchase 6,500 shares of Common Stock. This option has an exercise price of $25.18 per share and became exercisable as to 34% of the shares covered thereby on March 25, 1999 and will become exercisable as to 33% and 33% of the shares covered thereby on March 25, 2000 and March 25, 2001, respectively, provided the optionee continues to serve as a director of the Company.

     Raymond C. Kurzweil had been retained as a technical advisor by the Official Committee of Unsecured Creditors in the Company's Chapter 11 proceeding and, in that capacity, had reviewed the technology and intellectual property of the Company. Through this review the Company's patent portfolio was identified as one of the Company's important assets. After joining the Company's Board of Directors in October 1993, Mr. Kurzweil agreed to continue his work with the Company's patent portfolio and entered into a technical consulting agreement with the Company effective October 1993. This agreement provided for compensation at the rate of $375.00 per hour, not to exceed an average of $15,000 per month, plus the reimbursement of expenses. The agreement was approved by the Board of Directors and is subject to the Board's periodic review. The agreement is terminable upon 30 days' notice by either party. The agreement was terminated effective June 30, 1998 and the Company's final payment to Mr. Kurzweil under this agreement was made in July 1998.

     In July 1994, the Board of Directors adopted a policy prohibiting non-employee directors from receiving compensation from the Company other than in their capacity as directors, absent extraordinary circumstances.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

BENEFICIAL OWNERSHIP OF VOTING STOCK

     The following table sets forth the beneficial ownership of the Company's Common Stock, 6 1/2% Preferred Stock and 4 1/2% Preferred Stock on March 29, 1999 (i) by each person who is known by the Company to beneficially own more than 5% of the outstanding shares of either the common or any preferred class of the Company's stock, (ii) by each Director and nominee for Director, (iii) by each of the executive officers named in the Summary Compensation Table set forth under the caption "Executive Compensation" below (the "Named Executives"), and
(iv) by all current Directors and executive officers as a group.

                                        COMMON STOCK               6 1/2% PREFERRED STOCK            4 1/2% PREFERRED STOCK
                                ----------------------------   -------------------------------   -------------------------------
                                 NUMBER OF     PERCENTAGE OF    NUMBER OF      PERCENTAGE OF      NUMBER OF      PERCENTAGE OF
                                   SHARES       OUTSTANDING       SHARES        OUTSTANDING         SHARES        OUTSTANDING
                                BENEFICIALLY      COMMON       BENEFICIALLY   6 1/2% PREFERRED   BENEFICIALLY   4 1/2% PREFERRED
       BENEFICIAL OWNER           OWNED(1)       STOCK(2)      OWNED(1)(3)        STOCK(3)         OWNED(1)          STOCK
       ----------------         ------------   -------------   ------------   ----------------   ------------   ----------------
5% STOCKHOLDERS
Ing. C. Olivetti & Co.
S.p.A.(4)
Via Jervis 77
Ivrea 10015 Italy.............    7,250,000         15.5%             --              --                --             --
FMR Corp.(5)
82 Devonshire Street
Boston, Massachusetts 02109...    5,297,000         11.3%             --              --                --             --
Franklin Resources, Inc.(6)
777 Mariners Island Blvd.
San Mateo, California 94403...    5,062,788         10.8%             --              --                --             --
Boston Partners Asset
  Management L.P.(7)
One Financial Center
43rd Floor
Boston, Massachusetts 02111...    4,206,030          9.0%             --              --                --             --
Mellon Bank Corp.(8)
One Mellon Bank Center
500 Grant Street
Pittsburgh, PA 15258..........    2,889,530          6.2%             --              --                --             --
Lipper & Company, Inc.(9)
101 Park Avenue, 6th Floor
New York, New York 10178......           --           --         542,690            18.8%               --             --
Microsoft Corporation(10)
Microsoft Way
Redmond, Washington 98052.....           --           --              --              --            90,000            100%
DIRECTORS/NOMINEES
David A. Boucher(11)..........       29,565            *              --              --                --             --
Michael W. Brown(12)..........        2,210            *              --              --                --             --
Roberto Colaninno(13).........    7,250,000         15.5%
Sergio Erede(12)..............        2,210            *
Marcia J. Hooper(14)..........       13,065            *              --              --                --             --
Joseph J. Kroger(15)..........       14,565            *              --              --                --             --
Raymond C. Kurzweil(16).......       15,210            *              --              --                --             --
Axel J. Leblois(19)...........       13,065            *              --              --                --             --
Joseph M. Tucci(17)...........    1,123,521          2.4%             --              --                --             --
Frederick A. Wang(18).........       32,028            *              --              --                --             --
John P. White(12).............        2,210            *              --              --                --             --

                                        COMMON STOCK               6 1/2% PREFERRED STOCK            4 1/2% PREFERRED STOCK
                                ----------------------------   -------------------------------   -------------------------------
                                 NUMBER OF     PERCENTAGE OF    NUMBER OF      PERCENTAGE OF      NUMBER OF      PERCENTAGE OF
                                   SHARES       OUTSTANDING       SHARES        OUTSTANDING         SHARES        OUTSTANDING
                                BENEFICIALLY      COMMON       BENEFICIALLY   6 1/2% PREFERRED   BENEFICIALLY   4 1/2% PREFERRED
       BENEFICIAL OWNER           OWNED(1)       STOCK(2)      OWNED(1)(3)        STOCK(3)         OWNED(1)          STOCK
       ----------------         ------------   -------------   ------------   ----------------   ------------   ----------------
OTHER NAMED EXECUTIVES
Jeremiah J.J. van
  Vuuren(19)..................      334,574            *              --              --                --             --
Jose Ofman(20)................      203,233            *              --              --                --             --
Franklyn A. Caine(21).........      493,525            *              --              --                --             --
Donald P. Casey(22)...........       30,989            *
All Directors, nominees for
  Director and executive
  officers as a group (21
  persons)(23)................   10,382,504         21.1%             --              --                --             --

---------------
   * Less than 1%

 (1) Each person has sole investment and voting power with respect to the shares indicated as beneficially owned, except as otherwise noted. The inclusion herein of any shares as beneficially owned does not constitute an admission of beneficial ownership. The reported beneficial ownership of Common Stock or preferred stock by each 5% stockholder is based on a Schedule 13G filed by such holder or on the records of the Company's transfer agent. In accordance with Securities and Exchange Commission rules, each person listed is deemed to beneficially own any shares issuable upon the exercise of stock options or warrants held by him or her that are currently exercisable or exercisable within 60 days after January 29, 1999; and any reference in these footnotes to options or warrants refers only to such options or warrants.

 (2) Number of shares deemed outstanding includes 46,696,565 shares outstanding as of March 29, 1999, plus any shares subject to outstanding stock options or warrants held by the person or entity in question.

 (3) Represents the number of shares of 6 1/2% Preferred Stock deemed beneficially owned and outstanding as represented by Depositary Shares as of March 29, 1999.

 (4) The corporate entity of Ing. C. Olivetti & S.p.A. has sole voting and dispositive power over the Wang securities.

 (5) Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR Corp., FMR Corp. (through its control of Fidelity), Edward C. Johnson 3(rd) (Chairman of FMR Corp.), and the various Fidelity funds in whose name the shares are held each has power to dispose of 4,546,560 of the shares. Neither FMR Corp. nor Edward C. Johnson 3(rd), has the power to vote or direct the voting of the shares owned directly by the Fidelity funds, which power resides with the funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the funds' Boards of Trustees. Fidelity Management Trust Company, a wholly-owned subsidiary of FMR Corp., Edward C. Johnson 3(rd) and FMR Corp., through its control of Fidelity Management Trust Company, each has dispositive power over 750,439 of the shares, and power to vote or to direct the voting of 669,795 shares, and no power to vote or to direct the voting of 80,644 of shares.

 (6) The Wang shares are beneficially owned by one or more open or closed-end investment companies or other managed accounts which are advised by direct and indirect investment advisory subsidiaries (the "Advisory Subsidiaries") of Franklin Resources, Inc. ("FRI"). Pursuant to advisory contracts, the Advisory Subsidiaries have all investment and voting power with respect to such shares.

 (7) Boston Partners Asset Management, L.P. ("BPAM") and Boston Partners, Inc. as well as Desmond John Heathwood are joint Reporting Persons. Each of the Reporting Persons may be deemed to own beneficially 4,206,030 shares of Common Stock at December 31, 1998. BPAM owns of record 4,206,030 shares of Common Stock. As sole general partner of BPAM, Boston Partners may be deemed to own beneficially all of the shares of Common Stock that BPAM may be deemed to own beneficially. As principal stockholder of Boston Partners, Mr. Heathwood may be deemed to own beneficially all of the Common Stock that Boston Partners may be deemed to own beneficially.

 (8) Mellon Bank Corporation has sole voting power over 2,409,994 shares and shared voting power over 4 shares, and sole dispositive power over 2,693,026 shares and shared dispositive power over 196,504 shares. Mellon Bank Corporation holds shares in conjunction with its subsidiaries.

 (9) Lipper Convertibles, L.P. ("Lipper Convertibles") is the owner of record of 542,690 shares of Wang Series B Preferred Stock. As sole general partner of Lipper Convertibles, Lipper Holdings, LLP ("Lipper Holdings") may be deemed to beneficially own the Series B Preferred Stock that Lipper Convertibles directly beneficially owns. As manager of Lipper Holdings, Lipper & Company Inc. ("Lipper Inc.") may be deemed to beneficially own the Series B Preferred Stock directly beneficially owned by Lipper Convertibles. As controlling shareholder of Lipper Inc., Kenneth Lipper ("Lipper") may be deemed to beneficially own the Series B Preferred Stock directly beneficially owned by Lipper Convertibles.

(10) The Company has not received any information concerning the ownership of Company securities held by Microsoft Corporation. Wang believes that the voting and dispositive rights associated with Microsoft's holdings are controlled by the management of Microsoft.

(11) Consists of 29,565 shares subject to outstanding stock options.

(12) Consists of 2,210 shares subject to outstanding stock options.

(13) Consists of 7,250,000 shares of Common Stock held by Olivetti of which Mr. Colaninno is Chief Executive Officer and as to which shares Mr. Colaninno disclaims beneficial ownership.

(14) Consists of 13,065 shares subject to outstanding stock options.

(15) Consists of 13,065 shares subject to outstanding stock options and 1,500 shares held outright.

(16) Consists of 15,210 shares subject to outstanding stock options.

(17) Consists of 897,500 shares subject to outstanding stock options, 223,506 shares held outright, 15 shares held pursuant to the Company's 401(k) Plan and 2,500 shares subject to outstanding stock warrants.

(18) Consists of 29,565 shares subject to outstanding stock options, 2,463 shares held outright and 36,366 shares subject to outstanding stock warrants.

(19) Includes 275,450 shares subject to outstanding stock options and 59,124 shares held outright.

(20) Consists of 150,000 shares subject to outstanding stock options and 53,233 shares held outright.

(21) Includes 447,000 shares subject to outstanding stock options, 46,514 shares held outright, and 11 shares held pursuant to the Company's 401(k) Plan.

(22) Includes 24,142 shares held outright, 14 shares held pursuant to the Company's 401(k) Plan and 6,833 shares subject to outstanding stock warrants.

(23) Includes 2,537,279 shares subject to outstanding stock options, 7,799,526 shares held outright 86 shares held pursuant to the Company's 401(k) Plan and 45,699 shares subject to outstanding stock warrants.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION

     The following Summary Compensation Table sets forth certain information concerning the compensation for each of the last three fiscal years and the Stub Period of the Company's Chief Executive Officer and the Company's four other most highly compensated executive officers during Fiscal 1998 and during the Stub Period (the "Named Executives").

                           SUMMARY COMPENSATION TABLE

                                                   ANNUAL               LONG-TERM COMPENSATION
                                               COMPENSATION(1)                  AWARDS
                                            ---------------------    ----------------------------
                                                                      RESTRICTED     SECURITIES
                                  FISCAL                             STOCK AWARDS    UNDERLYING        ALL OTHER
  NAME AND PRINCIPAL POSITION      YEAR     SALARY($)   BONUS($)        (#)(2)      OPTIONS(#)(3)   COMPENSATION($)
  ---------------------------     ------    ---------   --------     ------------   -------------   ---------------
Joseph M. Tucci.................   1998s(4)  375,000      787,500(5)        --              --           32,082(6)
Chairman of the Board, President   1998      750,000      356,250(7)        --              --           70,100
and Chief Executive Officer        1997      652,030    4,693,750      230,000         465,000          443,783
                                   1996      551,250      400,000           --         148,500           49,773
Jeremiah J.J. van Vuuren(8).....   1998s(4)  240,146      356,792(9)    29,000              --           42,530(10)
President and Chief Operating      1998      396,988      106,875(7)        --          40,000           76,770
Officer, International             1997      371,963      196,247       25,000         120,000           41,261
                                   1996      263,075      210,000           --          87,750           34,265
Jose Ofman......................   1998s(4)  187,500      180,000(11)        --             --          109,541(12)
President and Chief Operating      1998      375,000      106,875(7)        --              --          138,016
Officer, Americas International    1997      102,403(13)        --      50,000         300,000           17,607
Franklyn A. Caine...............   1998s(4)  192,500      245,000(14)    29,000             --            8,280(15)
Executive Vice President and       1998      350,000       83,125(7)        --          50,000           21,560
Chief Financial Officer            1997      331,618      565,000       15,000          75,000           96,797
                                   1996      325,000      198,000           --          81,000           30,885
Donald P. Casey.................   1998s(4)  175,000      180,000(16)    14,000             --           12,543(17)
Chief Technology Officer           1998      350,000       99,750(7)        --          45,000           30,128
                                   1997      350,000      178,834           --          45,000           25,665
                                   1996      350,000      178,834           --          87,750           35,476

---------------
 (1) Other compensation in the form of perquisites and other personal benefits has been omitted, in accordance with the rules of the SEC, as the aggregate amount of such perquisites and other personal benefits constituted less than the lesser of $50,000 or 10% of the total annual salary and bonus for each executive officer in each period covered.

 (2) During the Stub Period, restricted stock awards of 29,000, 29,000 and 14,000 shares were granted to Messrs. van Vuuren, Caine and Casey, respectively. The restricted stock vests according to the following: if the average of the closing prices of the Company's Common Stock for a period of forty (40) consecutive trading days ending on or prior to July 1, 2001 (the "First Period") is $33.00 or more, then 34% of the shares vest on the later of July 1, 2000 or the last trading date of the First Period; and 66% of the shares vest on July 1, 2001. All restrictions terminate in any event on July 1, 2005. Based on the closing price of the Common Stock on December 31, 1998 ($27.75), the restricted stock award to Mr. van Vuuren had a value of $804,750, the restricted stock award to Mr. Caine had a value of $804,750, and the restricted stock award to Mr. Casey had a value of $388,500. In 1997, Restricted stock awards of 230,000, 25,000, 50,000 and
     15,000 shares were granted to Messrs. Tucci, van Vuuren, Ofman and Caine, respectively. The restricted stock issued to Mr. Tucci vested 50% on March 26, 1998 and 50% on March 26, 1999. The restricted stock issued to Mr. Ofman vested 34% on March 26, 1999, and will vest 33% on each of March 26, 2000 and 2001. The restricted stock issued to each of Messrs. Caine and van Vuuren vested 100% on March 26, 1999. Based on the closing price of the Common Stock on June 30, 1998, the restricted stock award to Mr. Tucci had a value of $5,850,625, the restricted stock award to Mr. Ofman had a value of $1,271,875, the restricted stock award to Mr. van Vuuren had a value of $635,937.50 and the restricted stock award to Mr. Caine, had a value of $381,562.50.

 (3) Consists of long-term incentive options granted under the Company's Employees' Stock Incentive Plan or an individual stock incentive plan in the case of Mr. Ofman.

 (4) All compensation, except Bonuses, is for the six-month Stub Period and has not been annualized.

 (5) Calendar 1998 bonus consists of $787,500 paid under the Company's executive bonus plan. Fiscal 1998 bonus consists of $356,250 in Common Stock issued under the Interim STIP. Fiscal 1997 bonus includes a $4,000,000 special retention bonus and $693,750 paid under the Company's executive bonus program. Fiscal 1996 bonus consists of $400,000 paid under the Company's executive bonus program.

 (6) All other compensation for the Stub Period consists of (i) $26,800 in contributions by the Company under its retirement savings plans and (ii) $5,282 in premiums paid by the Company on a group term life insurance policy for the benefit of Mr. Tucci. All other compensation for Fiscal 1998 consists of (i) $60,000 in contributions by the Company under its retirement savings plans and (ii) $10,100 in premiums paid by the Company on a group term life insurance policy for the benefit of Mr. Tucci. All other compensation for Fiscal 1997 consists of (i) $47,014 in contributions by the Company under its retirement savings plans, (ii) $9,256 in premiums paid by the Company on a group term life insurance policy for the benefit of Mr. Tucci and (iii) $387,513 relating to the waiver by the Company of both the principal and accrued interest under Mr. Tucci's 3% promissory note. All other compensation for Fiscal 1996 consists of (i) $33,900 in contributions by the Company under its retirement savings plans, (ii) $8,402 in premiums paid by the Company on a group term life insurance policy for the benefit of Mr. Tucci, and (iii) $7,471 consisting of imputed income as a result of the 3% promissory note from Mr. Tucci.

 (7) A six month short-term incentive bonus plan for executive covering the period July 1, 1997 through December 31, 1997 (the "Interim STIP") was approved by the Company's Organization, Compensation and Nominating Committee. The Interim STIP required that all senior executives of the Company receive and accept bonus earned by them for the period July 1997 through December 1997 to be paid in shares of Common Stock valued at the closing price of the Common Stock on The Nasdaq Stock Market as of June 30, 1997 which was $21.3125. See "Report of Organization, Compensation and Nominating Committee on Executive Compensation."

 (8) All compensation paid to Mr. van Vuuren is reported in US Dollars although it is paid in UKL. The currency conversion rate used was $1.6595 per UKL, $1.666 per UKL, $1.665 per UKL, and $1.5475 per UKL, for the Stub Period, Fiscal 1998, 1997 and 1996, respectively. The conversion rates used were those rates published by Reuters News Service on the last day of June of each year and, for the Stub Period, on the last day of December 1998.

 (9) Calendar 1998 bonus consists of $356,792 paid under the Company's executive bonus plan. Fiscal 1998 bonus consists of $106,875 in Common Stock issued under the Interim STIP. Fiscal 1997 bonus consists of $196,247 paid under the Company's executive bonus program. Fiscal 1996 bonus consists of $210,000 paid under the Company's executive bonus program.

(10) All other compensation for the Stub Period consists of (i) $26,907 in contributions by the Company under its retirement savings plans and (ii) $15,623 in a car allowance. All other compensation for Fiscal 1998 consists of (i) $26,907 in contributions by the Company under its retirement savings plans, (ii) $18,076 in premiums paid by the Company on a group term life insurance policy for the benefit of Mr. van Vuuren and (iii) $31,787 in a car allowance. All other compensation for Fiscal 1997 consists of (i) $23,351 in contributions by the Company under its retirement savings plans and (ii) $17,910 in premiums paid by the Company on a group term life insurance policy for the benefit of Mr. van Vuuren. All other compensation for Fiscal 1996 consists of (i) $19,474 in contributions by the Company under its retirement savings plans and (ii) $14,791 in premiums paid by the Company on a group term life insurance life insurance policy for the benefit of Mr. van Vuuren.

(11) Calendar 1998 bonus consists of $180,000 paid under the Company's executive bonus plan. Fiscal 1998 bonus consists of $106,875 in Common Stock issued under the Interim STIP.

(12) All other compensation for the Stub Period consists of (i) $4,520 in contributions by the Company under its retirement savings plans, (ii) $7,473 in premiums paid by the Company on a group term life insurance policy for the benefit of Mr. Ofman and (iii) $97,548 in relocation costs. All other compensation for Fiscal 1998 consists of (i) $12,000 in contributions by the Company under its retirement savings plans, (ii) $14,946 in premiums paid by the Company on a group term life insurance policy for the benefit of Mr. Ofman and (iii) $111,070 in relocation costs. All other compensation for Fiscal 1997 consists of (i) $3,736 in premiums paid by the Company on a group term life insurance policy for the benefit of Mr. Ofman and (iii) $13,871 in relocation costs.

(13) Mr. Ofman joined the Company on March 26, 1997, and therefore, did not receive compensation for all of Fiscal 1997.

(14) Calendar 1998 bonus consists of $245,000 paid under the Company's executive bonus plan. Fiscal 1998 bonus consists of $83,125 in Common Stock issued under the Interim STIP. Fiscal 1997 bonus consists of a special retention bonus of $400,000 and $165,000 paid under the Company's executive bonus program. Fiscal 1996 bonus consists of $198,000 paid under the Company's executive bonus program.

(15) All other compensation for the Stub Period consists of $8,280 in contributions by the Company under its retirement savings plans. All other compensation for Fiscal 1998 consists of $21,560 in contributions by the Company under its retirement savings plans. All other compensation for Fiscal 1997 consists of (i) $20,271 in contributions by the Company under its retirement savings plans and (ii) $76,526 in relocation costs. All other compensation for Fiscal 1996 consists of (i) $18,225 in contributions by the Company under its retirement savings plans, (ii) $6,367 in premiums paid by the Company to Mr. Caine in lieu of payments on a group term life insurance policy for the benefit of Mr. Caine and (iii) $6,293 in relocation costs.

(16) Calendar 1998 bonus consists of $180,000 paid under the Company's executive bonus plan. Fiscal 1998 bonus consists of $99,750 in Common Stock issued under Interim STIP. Fiscal 1997 bonus consists of $178,834 paid under the Company's executive bonus program. Fiscal 1996 bonus consists of $178,834 paid under the Company's executive bonus program.

(17) All other compensation for the Stub Period consists of (i) $8,420 in contributions by the Company under its retirement savings plans and (ii) $4,123 in premiums paid by the Company on a group term life insurance policy for the benefit of Mr. Casey. All other compensation for Fiscal 1998 consists of (i) $22,400 in contributions by the Company under its retirement savings plans and (ii) $7,728 in premiums paid by the Company on a group term life insurance policy for the benefit of Mr. Casey. All other compensation for Fiscal 1997 consists of (i) $16,996 in contributions by the Company under its retirement savings plans and (ii) $8,669 in premiums paid by the Company on a group term life insurance policy for the benefit of Mr. Casey. All other compensation for Fiscal 1996 consists of (i) $21,612 in contributions by the Company under its retirement savings plans,
     (ii) $6,586 in premiums paid by the Company on a group term life insurance life insurance policy for the benefit of Mr. Casey and (iii) $7,278 consisting of imputed income as a result of the 3% promissory note from Mr. Casey.

OPTION GRANTS

     The following table sets forth certain information concerning grants of stock options during Fiscal 1998 to each of the Named Executives. No options were granted to the Named Executives during the Stub Period.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                              INDIVIDUAL GRANTS                             POTENTIAL REALIZABLE
                                       ----------------------------------------------------------------       VALUE AT ASSUMED
                                                             PERCENT OF TOTAL                              ANNUAL RATES OF STOCK
                                           NUMBER OF             OPTIONS                                   PRICE APPRECIATION FOR
                                           SECURITIES            GRANTED         EXERCISE                      OPTION TERM(2)
                                           UNDERLYING          TO EMPLOYEES       PRICE      EXPIRATION    ----------------------
            NAME                       OPTIONS GRANTED(#)     IN FISCAL YEAR      ($)(1)        DATE        5%($)         10%($)
            ----                       ------------------    ----------------    --------    ----------    --------      --------
Joseph M. Tucci.............   1998               --                --                --            --          --            --
Jeremiah J.J. van Vuuren....   1998         40,000(3)              1.8            21.875      11/30/04     297,584       675,116
Jose Ofman..................   1998               --                --                --            --          --            --
Franklyn A. Caine...........   1998         50,000(3)              2.3            21.875      11/30/04     371,980       843,895
Donald P. Casey.............   1998         45,000(3)              2.1            21.875      11/30/04     334,782       759,505

---------------
(1) The exercise price per share of each option is equal to the fair market value (the closing price of the Company's common stock on the day before the day of grant) per share of Common Stock on the date of grant.

(2) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock price appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise of the option or the sale of the underlying shares. The actual gains, if any, on the stock option exercises will depend on the future performance of the Common Stock, the op-tionholder's continued employment through the option period, and the date on which the options are exercised and the underlying shares are sold.

(3) Each option (i) became exercisable as to 25% of the underlying shares on December 1, 1998, and 25% of the underlying shares will become exercisable on December 1, 1999, December 1, 2000 and December 30, 2001 and (ii) generally terminates 30 days after the termination of the optionee's employment with the Company (but in no event after the expiration date).

OPTION EXERCISES AND HOLDINGS

     The following table sets forth certain information concerning option exercises during the Stub Period (1998s) and Fiscal 1998 by each of the Named Executives and the number and value of unexercised options held by each of the Named Executives on December 31, 1998 and June 30, 1998.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR END OPTION VALUES

                                                                         NUMBER OF SECURITIES
                                                                              UNDERLYING             VALUE OF UNEXERCISED
                                                                        UNEXERCISED OPTIONS AT       IN-THE-MONEY OPTIONS
                                         SHARES                           FISCAL YEAR END(#)       AT FISCAL YEAR END($)(2)
                                        ACQUIRED          VALUE        -------------------------   -------------------------
           NAME                      ON EXERCISE(#)   REALIZED(1)($)   EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE
           ----                      --------------   --------------   -------------------------   -------------------------
Joseph M. Tucci............   1998s          --                --           897,500/106,000            12,306,395/984,230
                              1998           --                --           831,829/171,671           9,675,505/1,294,526
Jeremiah J. J. van
  Vuuren...................   1998s          --                --            275,450/61,800             3,503,150/464,688
                              1998           --                --            265,450/71,800             2,500,390/687,557
Jose Ofman.................   1998s          --                --            75,000/225,000             712,500/2,137,500
                              1998           --                --            75,000/225,000             539,063/1,617,188
Franklyn A. Caine..........   1998s          --                --            447,000/59,000             7,138,323/413,178
                              1998           --                --           400,180/105,820             5,766,888/614,487
Donald P. Casey............   1998s          --                --            244,150/48,600             3,247,403/329,110
                              1998      110,000         2,047,625            232,900/59,850             2,344,734/554,795

---------------
(1) Based on the fair market value of the Common Stock on the date of exercise less the option exercise price.

(2) Based on the fair market value (the closing price of the Company's Common Stock) of the Common Stock on June 30, 1998 ($25.4375) and December 31, 1998 ($27.75), respectively, less the option exercise price.

EMPLOYMENT CONTRACTS AND CHANGE-IN-CONTROL ARRANGEMENTS

     In February 1997, the Company entered into an amended and restated employment agreement ("Restated Agreement") with Mr. Tucci. The Restated Agreement provides for an annual base salary of $750,000 and an annual performance bonus targeted at 100% of the base salary, and provide for a minimum bonus payment of $500,000 for Fiscal 1997. The Restated Agreement also provided for a special retention payment of $4,000,000 on or about March 24, 1997. The Restated Agreement provided for Mr. Tucci to be granted a restricted stock award of 230,000 shares of Common Stock and an LTI Option grant of 365,000 shares of Common Stock in 1997. The Restated Agreement forgives all amounts due to the Company under that certain Non-Negotiable Secured Promissory Note dated as of June 21, 1994 delivered by Mr. Tucci to the Company as amended, in the original principal amount of $355,071 and releases to Mr. Tucci all shares of the Company's Common Stock held as collateral for such loan. Finally, the Restated Agreement provides for the payment of a severance benefit of $4,500,000, payable in a lump sum equal to $1,500,000 and the balance over a 12-month period, payable under certain enumerated circumstances (including employment termination by the Company, an adverse change in job responsibilities, an adverse change in compensation or the resignation of the executive following a significant relocation).

     The Company entered into an employment agreement with Mr. van Vuuren in May 1993 pursuant to which the Company agreed to employ him as a Senior Vice President of the Company and General Manager of the Company's European Operations. The agreement, as amended in March 1997 and July 1998, specifies Mr. van Vuuren's position as President and Chief Operating Officer, International Operations. Under the terms of the agreement, as amended, Mr. van Vuuren's base salary for Fiscal 1997 was $325,000 plus a supplemental amount of $50,000 subject to deferral at the option of Mr. van Vuuren. Mr. van Vuuren is also eligible to participate in a yearly bonus plan targeted at 60% of his base salary based on his performance against goals specified in the bonus plan. He will also receive payments in the amount of $400,000 each, if and when the market price of the Company's Common Stock averages $34.00, $39.00 and $44.00 per share respectively over twenty consecutive trading days. The agreement provides that, if he is dismissed for any reason, other than for gross misconduct or violation of the Company's Employee Code of Conduct, Mr. van Vuuren will receive severance compensation equal to 18 months of base and supplemental salary to be paid over an 18-month period. Severance payments would be offset by compensation received from a new employer during such 18-month period. In March 1997, Mr. van Vuuren received a restricted stock grant for 25,000 shares of Common Stock and an LTI Option grant in the amount of 60,000 shares of Common Stock in 1997. In July 1998 he received a restricted stock grant for 29,000 shares of Common Stock.

     In March 1997, the Company entered into an employment agreement with Mr. Ofman pursuant to which the Company agreed to employ him as President and Chief Operating Officer, Americas of the Company, as amended in July 1998. Mr. Ofman's agreement extends through March 2000. Under the agreement, the Company agreed to pay Mr. Ofman an annual base salary of $375,000. The agreement also provided for annual performance-based bonuses to be determined by the Board of Directors targeted at 60% of annual base salary for achieving 100% of his performance goals and an over-achievement opportunity of an additional 40% of his annual base salary for exceeding such performance targets, at the discretion of the Board of Directors. He will also receive payments in the amount of $400,000 each, if and when the market price of the Company's Common Stock averages $34.00, $39.00 and $44.00 per share, respectively, over twenty consecutive trading days. Under the agreement, Mr. Ofman received a restricted stock award of 50,000 shares of Common Stock and an option grant of 300,000 shares of Common Stock in 1997. Under his employment agreement Mr. Ofman will receive severance compensation equal to a lump sum payment equal to six (6) months of his salary and target bonus plus commencing one month after termination or resignation and ending eighteen (18) months thereafter, thirty-six (36) semi-monthly payments equal to one-twenty-fourth ( 1/24) of his annual salary plus target bonus at 100% performance if Mr. Ofman's employment is involuntarily terminated other than for cause or if Mr. Ofman experiences an adverse change in job responsibilities. Severance payments would be offset by the compensation Mr. Ofman received from a new employer during such 18-month period.

     In June 1994, the Company entered into an employment agreement with Mr. Caine pursuant to which the Company agreed to employ him as Executive Vice President and Chief Financial Officer of the Company. Mr. Caine's agreement, as amended in November 1995, May 1996, March 1997 and July 1998, extends through June 30, 2001. Under the agreement, the Company agreed to pay Mr. Caine an annual base salary and bonus as authorized from time to time by Wang's Chief Executive Officer and the Organization, Compensation and Nominating Committee of the Board of Directors. Under his employment agreement Mr. Caine will receive severance compensation in an amount equal to six months salary and target bonus payable in a lump sum and eighteen (18) monthly payments equal to one-twelfth
( 1/12) of his annual salary plus target bonus at 100% performance, if Mr. Caine's employment is involuntarily terminated other than for cause or if Mr. Caine experiences an adverse change in job responsibilities. Severance payments would be offset by the compensation Mr. Caine received from a new employer during such 18-month period. In March 1997, Mr. Caine received a restricted stock award of 15,000 shares of Common Stock, an LTI Option grant of 25,000 shares of Common Stock and a special retention bonus payment from the Company in the amount of $400,000 in 1997. In July 1998 he received a restricted stock grant for 29,000 shares of Common Stock. Effective as of April 1, 1999, Mr. Caine resigned as Chief Financial Officer of the Company.

     In March 1993, the Company entered into an employment agreement with Mr. Casey. The agreement, as amended in April 1995, July 1996, and July 1998 extends through June 30, 2001 and provided for an annual base salary and bonus as authorized from time to time by Wang's Chief Executive Officer and the

Organization, Compensation and Nominating Committee of the Board of Directors. Under his employment agreement Mr. Casey will receive severance compensation in an amount equal to six (6) months salary and target bonus payable in a lump sum and twenty-four (24) semi-monthly payments equal to one twenty-fourth ( 1/24) of his annual salary plus target bonus at 100% performance, if Mr. Casey's employment is involuntarily terminated other than for cause or if Mr. Casey experiences an adverse change in job responsibilities. Severance payments would be offset by the compensation Mr. Casey received from a new employer during such 18-month period. In July 1998, Mr. Casey received a restricted stock grant for 14,000 shares of Common Stock.

     The Company is a party to contingent severance compensation agreements ("Severance Agreements") with nine executive officers (including Messrs. Tucci, van Vuuren, Ofman, Caine and Casey) which would become operative following a "change in control" of the Company, as defined in the Severance Agreements. The Company believes that these agreements will better ensure the retention of those officers and enable them to devote their full attention and energies to the Company's business without the distractions that might arise in the circumstances addressed in the agreements. The Severance Agreements continue in effect while the executive is employed by the Company for a period of three years, automatically renew for additional one year terms and remain in effect for 36 months after the month in which a change in control occurs. If the executive's employment is terminated following a change in control, the executive would become entitled to various benefits under the Severance Agreement, including (in lieu of a payment under any other severance plan or agreement) a lump sum severance payment equal to 2.99 times the average annual compensation received by the executive for the two previous years, unless the executive's employment was terminated (i) because of death or disability, (ii) by the Company for cause, or (iii) by the executive without "good reason," as defined in the Severance Agreements.

     The Severance Agreements for each of Messrs. Tucci, Caine and Casey provide that in the event the total payments to the executive under the agreement are subject in whole or in part to the excise tax (the "Excise Tax") imposed under
Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), the Company will pay the executive an additional amount in the form of a gross-up payment such that the net amount retained by the executive after payment of the Excise Tax on the total payments and any federal, state and local income taxes on the gross-up payment equals the total payments the executive would have received absent the Excise Tax. The Severance Agreement for Mr. van Vuuren provides that the lump sum payment would be subject to reduction to the extent that any payment (whether under the Severance Agreement or otherwise) to Mr. van Vuuren was subject to the Excise Tax imposed under Section 4999 of the Code if such reduction would result in a greater after-tax payment to Mr. van Vuuren.

CERTAIN TRANSACTIONS

     Since April 1995, the Company and Microsoft Corporation ("Microsoft") have maintained a worldwide technical, service and marketing alliance pursuant to which the Company acts as an authorized provider of end-user support services for Microsoft products. On March 23, 1998, the Company and Microsoft announced an expansion of their strategic alliance. The Company will significantly extend its services capacity by training and certifying 2,500 professionals as Microsoft Certified Systems Engineers and Microsoft Certified Solution Developers. In addition, the Company will open two Centers of Excellence, one in Billerica and one in Italy. Under the terms of the agreement, Microsoft will fund the costs associated with the program. These costs are expected to approximate $25 million over the next three years. The funding will be repaid in equal installments over five years, with the first payment due in 2001. Since April 1996, Michael W. Brown, the Chief Financial Officer of Microsoft until July 1997, has been a director of the Company.

     In connection with the Company's acquisition of Olsy (see "Agreements Among Stockholders -- Olivetti Agreements"), Wang assumed obligations and liabilities associated with the going concern. These obligations included employee liabilities as well as contract commitments and other business relationships. A complete discussion of the terms and conditions of the Acquisition is more fully set forth in the Stock Purchase Agreement filed as an Appendix to the Company's Form 8-K filed on March 17, 1998.

     As part of the Reorganization Plan, the previous obligations of the Company to indemnify its former directors, officers and employees pursuant to its corporate charter, by-laws and policy of providing employee indemnification, and applicable state law and agreements in respect of claims based on acts or omissions related to such persons' service with, for or on behalf of the Company have been retained and remain unaffected by the Chapter 11 case. Consequently, the Company is obliged to indemnify each current or former director or executive officer in the various legal proceedings relating to the Company's predecessor Massachusetts corporation. On May 12, 1998, the Court issued an order (1) authorizing the final distribution of the remaining shares to holders; and (2) closing the Chapter 11 case.

AGREEMENTS AMONG STOCKHOLDERS - OLIVETTI AGREEMENTS

     On March 17, 1998, the Company completed the purchase of Olsy, the wholly-owned information technology solutions and service subsidiary of Olivetti (the "Acquisition"). In connection with the Acquisition, the Company entered into a Stock Purchase Agreement by and among Olivetti, the Company, Wang Nederland BV, Olivetti Sistemas E Servicios Limitada and Olivetti do Brasil S.A. (the "Stock Purchase Agreement"), pursuant to which the Company paid Olivetti $68.6 million in cash; issued 7,250,000 shares of unregistered Common Stock (and agreed to issue an additional 1,500,000 shares of unregistered Common Stock if approved by the stockholders of the Company (the "Additional Issuance")) with a value of $197.2 million at the time of closing; issued 5,000,000 stock appreciation rights ("SARs") which give Olivetti value for the increase in the market price of the Company's Common Stock above $30.00 per share at any time from March 2001 to March 2005 and are redeemable in cash or Common Stock at the Company's election; and agreed to pay an additional amount (an "earnout") of up to $56.0 million payable in the year 2000, subject to meeting mutually-agreed performance targets for the calendar years 1998 and 1999 (see "Proposal To Issue Additional Shares of Common Stock to Olivetti"). The purchase price for Olsy is subject to certain purchase price adjustments to be determined by the parties.

     Pursuant to the Stock Purchase Agreement, the Company entered into a Stockholders Agreement with Olivetti (the "Stockholders Agreement"). The Stockholders Agreement sets forth agreements among the parties relating to the ownership of and the voting and transferability of the Common Stock and other matters. In the Stockholders Agreement, the Company agreed to increase its Board of Directors by two (2) members and to nominate Mr. Colaninno and Mr. Erede as Class I and Class III directors, respectively (the "Olivetti Directors"), and to appoint one such Olivetti Director to each of the Company's standing Committees (including the Finance and Audit Committee and the Organization, Compensation and Nominating Committee). The Company also agreed to recommend future Olivetti nominees for one or two director positions, depending on the ownership interest of Olivetti in the Company, for as long as Olivetti holds at least 33% of the original number of shares of Common Stock held by it as a result of the Acquisition.

     In addition, the Stockholders Agreement prohibits Olivetti from directly or indirectly transferring its shares of Common Stock, except to majority-owned Olivetti affiliates that agree to be bound by the terms of the agreement, until the later of three (3) years or an Early Termination Event. "Early Termination Event" is defined to mean (i) failure of the Company to cause an Olivetti nominee to be appointed to the Board or a Committee; (ii) a breach of the Stockholders Agreement by the Company; or (iii) the sale, lease, transfer or other disposition of all or substantially all of the assets of the Company. The Stockholders Agreement also provides that Olivetti is entitled to certain demand and participation ("piggyback") registration rights with respect to the shares of Common Stock issued to Olivetti as part of the purchase price of Olsy. Pursuant to the Agreement, after the earlier of (i) an Early Termination Event or (ii) the third anniversary following the Acquisition, Olivetti or its transferee is entitled to one demand registration with respect to its shares of the Company's Common Stock, subject to certain registration priorities and postponement rights of the Company. In addition, Olivetti would be entitled to piggyback registration in connection with any registration of securities by the Company (whether or not for its own account) on a form which may be used for registration of the Common Stock held by Olivetti. Olivetti's priority rights, however, would not extend to a primary registration on behalf of the Company relating to mergers, acquisitions, exchange offers, subscription offers, stock option plans or similar benefit plans.

REPORT OF ORGANIZATION, COMPENSATION AND NOMINATING COMMITTEE ON EXECUTIVE COMPENSATION

     The Company's executive compensation program is administered by the Organization, Compensation and Nominating Committee of the Board of Directors (the "Committee"), which was established in October 1993. The Committee is comprised entirely of non-employee directors.

     The Committee seeks to achieve two broad goals in determining executive compensation and establishing executive compensation programs. First, the Committee seeks to implement compensation programs which are designed to align the interest of the Company's executive officers with those of the Company's stockholders by providing incentives for, and rewarding, the attainment of Company financial and operational objectives. Second, the Committee seeks to compensate its executives in a manner that enables the Company to attract and retain executives whose services are critical to the success of the Company. The Committee implements its goals through a combination of base salary, variable short-term compensation, stock options, long-term incentive plans and health and welfare benefit plans.

     In establishing total compensation for executive officers, the Committee considers the compensation profiles of executives at other companies that have a business and/or financial situation similar to that of the Company, the cost to replace the executive, the particular executive's level of achievement and responsibility with the Company, the importance of the executive to the Company's success, unique characteristics of the Company and its business and the executive's historic compensation levels. Many of the executive officers (including each of the Named Executives) of the Company are parties to employment agreements that establish a minimum annual base salary and target annual bonus during the term of the agreement. The Committee believes that such employment agreements are necessary to retain and motivate those key executives whose continued services are critical to the Company's future success and are consistent with similar agreements in the industry generally. The Committee believes that the compensation levels established for the executives are appropriate, based on the factors described above.

     For the six-month period from July 1, 1997 through December 31, 1997 (the "Interim Period"), the Committee adopted a pro-rata six-month short term incentive bonus plan for executives, in lieu of the annual plan which would have applied in part to the Interim Period (the "Interim STIP"). The Interim STIP was established in anticipation of the Company changing its fiscal year end from June 30 to December 31, a change which was announced on August 5, 1998. The Committee determined that it was in the best interest of the Company for all executive compensation plans to be measured on a twelve month calendar basis beginning January 1, 1998. In designing the Interim STIP, the Committee tied individual payouts to achievement of specific financial measures. The targets included Company revenue, earnings before income taxes, depreciation and amortization, selling, general and administrative costs and percentage gross margin. In addition, in order to further align the interests of the Company's executive officers with the interests of the Company's stockholders, the Committee required that the CEO and all executives directly reporting to the CEO (including each of the Named Executives), accept their bonuses under the Interim STIP in the form of shares of the Company's Common Stock. Thus, the cash bonus to which each of such executives were entitled was exchanged for shares of Common Stock calculated by dividing the amount of the bonus by the closing price of the Common Stock on June 30, 1997 ($21.3125). The Committee considered this exchange to be critical to its goal of tying the variable short-term compensation of executive officers to the risks and opportunities inherent in the performance of the Company measured by the value of its Common Stock in the market.

     For the calendar year 1998, the Committee's philosophy was to base between twenty-five percent (25%) and fifty percent (50%) of the cash compensation paid to the executive officers on the attainment of financial and individual goals, thus aligning the objectives and rewards of Company executives with those of the stockholders of the Company. Under the Company's 1998 Management Incentive Plan, ninety percent (90%) of this incentive compensation was based on financial measures and ten percent (10%) was based on individual objectives. The financial targets varied among executives based upon their respective areas of operational responsibility. Each executive was paid a percentage of his or her target bonus based upon the degree to which established objectives were attained. The financial objectives included revenue, cashflow from operations, and EBITDA targets. The actual bonuses paid to the executive officers ranged from 60% to 105% of their target bonus. The $787,500 bonus paid to Mr. Tucci represented 105% of his target bonus.

     The Committee uses stock options as an important element of the compensation package of the executive officers, including the Named Executives, because they are designed to align the interest of the Company's executives with those of the Company's stockholders. Those options granted during Fiscal 1998 vest over four years, and therefore, mature fully only after the executive has remained with the Company for a significant period of time. The size of the stock option grants to executive officers depend upon a number of factors, including new hires of executives, the executive's contribution to the Company, the executive's current stock and stock option holdings and such other factors as the Committee deems relevant. In Fiscal 1998, three out of the five Named Executives received grants of stock options under the Company's stock option plan. Messrs. van Vuuren, Casey and Caine received an option for 40,000, 45,000 and 50,000 shares of Common Stock, respectively. These grants represented 1.8%, 2.1% and 2.3% of the total options granted to employees during the fiscal year.

     The Committee uses grants of restricted Common Stock to more closely align the interests of the executive officers with the interests of the Company and the Company's stockholders. The restricted stock granted during the Stub Period is designed to vest based on the performance of the Company's Common Stock in the market as measured over a prolonged period. The increase in the Company's Common Stock price and the condition that the executives continue with the Company are requirements for the vesting of the restricted stock. In the Stub Period, three out of five of the Named Executives received grants of restricted stock. Messrs. van Vuuren, Caine and Casey received grants in the amounts of 29,000, 29,000 and 14,000 shares, respectively.

     Under Section 162(m) of the Code, certain executive compensation in excess of $1 million paid to the five most highly-paid executives of the Company is not deductible by the Company for federal income tax purposes unless the compensation is awarded under a performance-based plan approved by the stockholders of the Company. The Committee intends to continue to structure the award of stock options to executive officers so that they comply with the performance-based requirements of Section 162(m), and may in the future decide to submit other executive compensation plans for stockholder approval.

                                            Organization, Compensation and
                                            Nominating Committee

                                            Joseph J. Kroger, Chairman
                                            Roberto Colaninno
                                            Marcia J. Hooper
                                            Axel J. Leblois

STOCK PERFORMANCE GRAPH

     The following graph compares the cumulative total stockholder return on the Common Stock of the Company from December 16, 1993 (the date the Common Stock of the reorganized Company commenced public trading) through December 31, 1998 with the cumulative total return during this period of (i) Standard & Poor's 500 Composite Index and (ii) the High Technology Composite Index. This graph assumes the investment of $100 on December 16, 1993 in the Company's Common Stock, the Standard & Poor's 500 Composite Index and the High Technology Composite Index and assumes dividends are reinvested.

                            WANG LABORATORIES, INC.
                            Stock Performance Graph

                                                 WANG LABORATORIES, INC.     S&P 500 COMPOSITE INDEX     HITECH COMPOSITE INDEX
                                                 -----------------------     -----------------------     ----------------------
12/16/93                                                 100.00                      100.00                      100.00
6/30/94                                                   75.83                       95.88                      100.47
6/30/95                                                  108.26                      117.57                      158.11
6/30/96                                                  124.79                      144.74                      185.02
6/30/97                                                  140.91                      191.03                      286.48
6/30/98                                                  168.18                      244.71                      383.45
12/31/98                                                 183.47                      265.30                      506.19

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires the Company's executive officers and directors, and persons who are beneficial owners of more than 10% of a registered class of the Company's equity securities, to file reports of ownership with the Securities and Exchange Commission ("SEC"). Officers, directors and greater than 10% beneficial owners are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms that they file. To the Company's knowledge, based solely on the review of the copies of reports furnished to Company, and written representations that no other reports were required during the Fiscal 1998 or the Stub Period, all Section 16(a) filing requirements applicable to such persons were satisfied during such periods.

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